BigBear.ai Holdings, Inc.

6811 Benjamin Franklin Drive, Suite 200

Columbia, Maryland 21046

April 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs and Joshua Shainess

Re:	BigBear.ai Holdings, Inc.

Registration Statement on Form S-3

Filed April 12, 2023

File No. 333-271230

Ladies and Gentlemen:

BigBear.ai Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-271230, to 5:00 p.m., Eastern Time, on Friday April 21, 2023, or as soon thereafter as practicable.

Please contact Tim Cruickshank of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4794 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Sean Ricker
Sean Ricker
Chief Accounting Officer